

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 22, 2021

Kathryn Lever
Chief Legal Officer
Lottery.com Inc.
20808 State Hwy 71 W, Unit B
Spicewood, Texas 78669

>   **Re: Lottery.com Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 18, 2021**
>   **File No. 333-261183**

Dear Ms. Lever:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Elliott Smith